Page 1 of 4 pages


                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                                (Amendment No. 1)

                       PRECISION OPTICS CORPORATION, INC.
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                                (Name of Issuer)

                     Common Stock, par value $0.01 per share
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                         (Title of Class of Securities)

                                    740294202
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                                 (CUSIP Number)

                              Michael T. Pieniazek
                       Precision Optics Corporation, Inc.
                                22 East Broadway
                                Gardner, MA 01440
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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                February 1, 2007
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             (Date of Event Which Requires Filing of This Statement)

      If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. |_|

      Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

CUSIP No.                                                      Page 2 of 4 pages

                                  SCHEDULE 13D

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1    NAME OF REPORTING PERSON
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

     Joel R. Pitlor
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2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
     (a)  |_|
     (b)  |_|
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3    SEC USE ONLY


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4    SOURCE OF FUNDS

     PF
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5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   |_|


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6    CITIZENSHIP OR PLACE OF ORGANIZATION

     United States
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               7    SOLE VOTING POWER

                    4,243,797*
               -----------------------------------------------------------------
  NUMBER OF    8    SHARED VOTING POWER
   SHARES
BENEFICIALLY
  OWNED BY     -----------------------------------------------------------------
    EACH       9    SOLE DISPOSITIVE POWER
  REPORTING
   PERSON           4,243,797*
    WITH       -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER


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11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     4,243,797*
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12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
     |_|


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13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     16.0%**
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14   TYPE OF REPORTING PERSON

     IN
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* This amount includes 29,378 shares of Common Stock of the Issuer which may be acquired within sixty days of the date of the event requiring the filing of this Amendment No. 1 to Schedule 13D upon the exercise of outstanding stock options and 1,000,000 shares of Common Stock of the Issuer which may be acquired upon exercise of an outstanding warrant, which is immediately exercisable.

** Percentage calculations are based on the number of shares of Common Stock outstanding as of February 1, 2007 as disclosed in the Issuer's Registration Statement on Form SB-2 filed with the Commission on March 16, 2007.


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                                                               Page 3 of 4 pages

Except as set forth below, all previously reported Items remain unchanged.

Item 4. Purpose of Transaction.

Item 4 is hereby amended by adding the following paragraph immediately before the final paragraph thereof:

      The Issuer issued 10,000,000 shares of Common Stock and warrants to purchase 10,000,000 shares of Common Stock on February 1, 2007 to certain investors, including the Reporting Person, through a private placement (the "2007 Private Placement"). Pursuant to that certain registration rights agreement entered into by the Issuer, the Reporting Person and the other investors in connection with the 2007 Private Placement (the "2007 Registration Rights Agreement"), the Issuer agreed to file a registration statement on Form SB-2 with the Commission to register the disposition of the shares of Common Stock and the shares of Common Stock issuable upon the exercise of warrants issued in the 2007 Private Placement. The Issuer agreed to keep the registration statement effective until the earlier of (i) such time as all shares purchased in the 2007 Private Placement have been sold, and (ii) the date on which the shares may be resold by the purchasers without registration by reason of Rule 144(k) under the Securities Act. The foregoing description of the 2007 Registration Rights Agreement is qualified in its entirety by reference to such agreement.

Item 5. Interest in Securities of the Issuer.

Item 5 is hereby amended in its entirety as follows:

      As of the date set forth on the cover page, the Reporting Person has beneficial ownership and sole voting and dispositive power with respect to 4,243,797 shares of Common Stock of the Issuer, which include 29,378 shares of Common Stock of the Issuer which may be acquired within sixty days of the date of the event requiring the filing of this Amendment No. 1 to Schedule 13D upon the exercise of outstanding stock options and 1,000,000 shares of Common Stock of the Issuer which may be acquired upon exercise of an outstanding warrant, which is immediately exercisable. No other person has the right to receive or the power to direct the receipt of dividends from , or the proceeds from the sale of, any of the shares of Common Stock beneficially owned by the Reporting Person.

Item 6. Contracts, Arrangements, Undertakings or Relationships With Respect to Securities of the Issuer.

Item 6 is hereby amended by adding the following paragraph after the final paragraph thereof:

      The Reporting Person beneficially owns a warrant to purchase 1,000,000 shares of Common Stock of the Issuer which may be exercised at any time.


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                                                               Page 4 of 4 pages

                                   SIGNATURES

      After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Dated: April 4, 2007

                                                     /s/ Joel R. Pitlor
                                                     ---------------------------
                                                     Joel R. Pitlor